As filed with the Securities and Exchange Commission on December 21, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ARIZONA PUBLIC SERVICE COMPANY

(Exact name of Registrant as specified in its charter)

ARIZONA	86-0011170
(State of Incorporation)	(I.R.S. Employer
Identification Number)

400 North Fifth Street
Phoenix, Arizona 85004
(602) 250-1000
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

MATTHEW P. FEENEY
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004
(602) 382-6239
(Name, address, including zip code and telephone number,
including area code, of agent for service)

          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount	Offering	Aggregate		Amount of
Title of Each Class of	to be	Price	Offering		Registration
Securities to be Registered	Registered	Per Unit	Price		Fee (3)(4)
Debt Securities	$400,000,000 (1)	(2)	(1	)(2)	$47,080

Total (4)	$400,000,000	(2)	$400,000,000		$47,080

(1)	In no event will the aggregate initial offering price of all securities issued from time to time pursuant to this Registration Statement exceed $400,000,000. If any such securities are issued at an original issue discount, then the aggregate initial offering price as so discounted shall not exceed $400,000,000, notwithstanding that the stated principal amount of such securities may exceed such amount.

(2)	The proposed maximum initial offering price per unit will be determined, from time to time, by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.

(3)	Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933 (the “Securities Act”).

(4)	Pursuant to Rule 429 under the Securities Act, this Registration Statement contains a combined prospectus relating to $200,000,000 of securities registered pursuant to Registration Statement No. 333-106772 initially filed July 2, 2003 and included herein under Rule 429, for which the filing fee was previously paid, and $400,000,000 registered hereby.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DECEMBER 21, 2004

Prospectus

Arizona Public Service Company
$600,000,000
Debt Securities

          We may offer and sell debt securities from time to time in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer.

          Each time we sell debt securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the debt securities. The supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and any supplement, as well as the documents incorporated by reference in this prospectus, before you invest in any of our debt securities.

          Unless otherwise indicated in a supplement to this prospectus, the debt securities will not be listed on a national securities exchange or on the Nasdaq stock market.

          See “Risk Factors” beginning on page 3 of this prospectus to read about certain factors you should consider before investing in our debt securities.

          Our principal executive offices are located at 400 North Fifth Street, Phoenix, AZ 85004. Our telephone number is (602) 250-1000.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          We may offer and sell these securities directly to purchasers, through agents, dealers, or underwriters as designated from time to time, or through a combination of these methods. Additional information on our plan of distribution can be found inside under “Plan of Distribution.” We will describe the plan of distribution for any securities in the relevant prospectus supplement. If any agents, dealers or underwriters are involved in the sale of any securities, the relevant prospectus supplement will set forth any applicable commissions or discounts.

          This prospectus may not be used to consummate sales of these securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is

Page
Risk Factors	3
About This Prospectus	10
Forward-Looking Statements	10
Where You Can Find More Information	12
Business of Arizona Public Service Company	13
Ratio of Earnings to Fixed Charges	13
Use of Proceeds	13
Description of Debt Securities	13
Global Securities	21
Regarding the Trustees	22
Plan of Distribution	22
Experts	24
Legal Opinions	24
Exhibit 1.1
Exhibit 5.1
Exhibit 5.2
Exhibit 12.1
EX-23.1
EX-23.2
Exhibit 25.1
Exhibit 25.2

          Unless otherwise indicated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars (“$,” “dollars,” “U.S. dollars,” or “U.S.$”).

RISK FACTORS

     Before purchasing our debt securities you should carefully consider the following risk factors as well as the other information contained in this prospectus and the information incorporated by reference in order to evaluate an investment in our debt securities. Although we have tried to discuss key factors in this prospectus, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. The documents we file with the SEC after the date of this prospectus may contain additional risk factors, or updates to the risk factors discussed below, which you should consider. See “Where You Can Find More Information.”

     We cannot predict the outcome of our general rate case pending before the Arizona Corporation Commission (the “ACC”).

     On June 27, 2003, we filed a request with the ACC to increase annual retail electricity revenues by approximately $175.1 million, or 9.8%, effective July 1, 2004. On August 18, 2004, a substantial majority of the parties to the rate case, including us, the ACC staff, the Residential Utility Consumer Office, other customer groups, and merchant power plant intervenors entered into an agreement that proposes terms under which the rate case would be settled (the “Agreement”). The Agreement is subject to ACC approval. Key financial components of the Agreement are as follows:

•	We would receive an annual retail rate increase of approximately $75.5 million, or 4.21%. The increase would consist of an increase in base rates of approximately 3.77% and an increase of approximately 0.44% for recovery over five years of the past costs of our compliance with the ACC’s retail electric competition rules (the “Rules”).

•	We would acquire from Pinnacle West Energy Corporation (“Pinnacle West Energy”) Redhawk Combined Cycle Units 1 and 2, West Phoenix Combined Cycle Units 4 and 5, and Saguaro Combustion Turbine Unit 3 (collectively, the “Dedicated Assets”) and rate base the Dedicated Assets at a rate base value of $700 million, which would result in a regulatory rate base disallowance of $148 million. As a result, for financial reporting purposes, we would recognize a one-time, after-tax net plant write-off of approximately $88 million in the period when the plant transfer to us is completed, and would reduce annual depreciation expense by approximately $5 million.

•	To bridge the time between the effective date of the rate increase and the actual date the Dedicated Assets transfer, we and Pinnacle West Energy would enter into a cost-based purchase power agreement (the “Bridge PPA”), which would be based on the value of the Dedicated Assets described in the previous bullet point. The Bridge PPA would remain in effect until the Federal Energy Regulatory Commission (the “FERC”) approves the transfer of the Dedicated Assets to us and the transfer is completed.

•	If the FERC were to issue an order denying our request to acquire the Dedicated Assets, the Bridge PPA would become a 30-year purchased power agreement, with prices reflecting cost-of-service as if we had acquired and rate-based the Dedicated Assets at the value described above.

•	If the FERC were to issue an order (a) approving our request to transfer the Dedicated Assets at a value materially less than $700 million, (b) approving the transfer of fewer than all of the Dedicated Assets, or (c) that was materially inconsistent with the Agreement, we would file an appropriate application with the ACC so that rates could be adjusted. In these circumstances, the Bridge PPA would continue at least until the conclusion of the subsequent proceeding to consider any appropriate adjustment to our rates.

•	A power supply adjuster would provide for the recovery of fuel and purchased power costs, subject to specified parameters and procedures.

•	We would not restore and recover in rates the $234 million write-off recorded in 1999 as a result of a 1999 settlement agreement approved by the ACC related to the implementation of retail electric competition in Arizona (the “1999 Settlement Agreement”).

•	We would adopt longer service lives than originally requested for certain depreciable assets.

     This general rate case, including the proposed settlement, is the key issue affecting our financial outlook. ACC hearings on the Agreement concluded on December 3, 2004. The parties are awaiting the issuance of a recommended opinion and order from the administrative law judge, after which the ACC is expected to consider the proposed settlement. We cannot predict the outcome of this matter.

     The procurement of wholesale power by us without the ability to adjust retail rates could have an adverse impact on our business and financial results.

     Although the Rules allow retail customers to have access to competitive providers of energy and energy services, under the Rules we are the “provider of last resort” for standard-offer, full-service customers under rates that have been approved by the ACC. In the event of shortfalls of electricity due to unforeseen increases in load demand or generation or transmission outages, we may need to purchase additional supplemental power in the wholesale spot market. At various times, prices in the spot wholesale market have significantly exceeded the amount included in our current retail rates. There can be no assurance that we would be able to fully recover the costs of this power. Although the proposed settlement of our general rate case would, among other things, allow us to recover purchased power costs, there can be no assurance that the settlement agreement will be approved by the ACC as proposed.

     Deregulation or restructuring of the electric industry may result in increased competition, which could have a significant adverse impact on our business and our financial results.

     Retail competition could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Under the Rules, as modified by the 1999 Settlement Agreement, we were required to transfer all of our competitive electric assets and services to an unaffiliated party or parties or to a separate corporate affiliate or affiliates no later than December 31, 2002. To satisfy this requirement, we planned to transfer generation assets to Pinnacle West Energy. Pursuant to an ACC order dated September 10, 2002, the ACC unilaterally modified the 1999 Settlement Agreement and directed us to cancel any plans to divest interests in any of our generating assets. The ACC further established a requirement that we solicit bids for certain estimated amounts of capacity and energy for periods beginning July 1, 2003. Pinnacle West Energy bid on and entered into contracts to supply most of our requirements in the summer months through September 2006. In addition, as discussed above, a proposed settlement of our general rate case would result in Pinnacle West Energy transferring a significant amount of generation assets to us. These regulatory developments and legal challenges to the Rules have raised considerable uncertainty about the status and pace of retail electric competition and of electric restructuring in Arizona. Although some very limited retail competition existed in our service area in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to our customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter our service territory.

     As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

     We are subject to complex government regulation that may have a negative impact on our business and our results of operations.

     We are subject to governmental regulation that may have a negative impact on our business and results of operations. We are a “subsidiary company” of a “holding company” within the meaning of the Public Utility Holding Company Act of 1935 (“PUHCA”); however, we are exempt from the provisions of PUHCA (except Section 9(a)(2) thereof) by virtue of the filing of an annual exemption statement with the Securities and Exchange Commission (the “SEC”) by our parent company, Pinnacle West Capital Corporation (“Pinnacle West”).

     We are subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. The FERC, the Nuclear Regulatory Commission (“NRC”), the Environmental Protection Agency (“EPA”), and the ACC regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that we can charge customers. We believe the necessary permits, approvals and certificates have been obtained for our existing operations. However, changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations. We are also unable to predict the impact on our business and operating results from pending or future regulatory activities of any of these agencies.

     We are subject to numerous environmental laws and regulations that may increase our cost of operations, impact our business plans, or expose us to environmental liabilities.

     We are subject to numerous environmental laws and regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

     We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

     There are inherent risks in the operation of nuclear facilities, such as environmental, health and financial risks and the risk of terrorist attack.

     We have an ownership interest in and operate, on behalf of a group of owners, the Palo Verde Nuclear Generating Station (“Palo Verde”), which is the largest nuclear electric generating facility in the United States. Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks and unscheduled outages due to equipment and other problems. We maintain nuclear decommissioning trust funds and external insurance coverage to minimize our financial exposure to some of these risks; however, it is possible that damages could exceed the amount of insurance coverage.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The operation of Palo Verde requires licenses that need to be periodically renewed and/or extended. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

     The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, and implementation of the FERC’s standard market design may materially impact our operations, cash flows or financial position.

     In a December 1999 order, the FERC established characteristics and functions that must be met by utilities in forming and operating RTOs. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets and exclusive authority to maintain short-term reliability. Additionally, in a pending notice of proposed rulemaking, the FERC is considering implementing a standard market design for wholesale markets. On October 16, 2001, we and other owners of electric transmission lines in the Southwest filed with the FERC a request for a declaratory order confirming that our proposal to form WestConnect RTO, LLC would satisfy the FERC’s requirements for the formation of an RTO. On October 10, 2002, the FERC issued an order finding that the WestConnect proposal, if modified to address specified issues, could meet the FERC’s RTO requirements and provide the basic framework for a standard market design for the Southwest. On September 15, 2003, the FERC issued an order granting clarification and rehearing, in part, of its prior orders. In particular, this order approved the use of a physical congestion management scheme, which is used to allocate transmission rights on congested lines, for WestConnect for an initial phase-in period. The FERC indicated that the WestConnect utilities and the appropriate regional state advisory committee should develop a market-based congestion management scheme for subsequent implementation. We are now participating in a cost/benefit analysis of implementing WestConnect, the results of which are expected to be completed in 2005.

     If we ultimately join an RTO, we could incur increased transmission-related costs and receive reduced transmission service revenues; we may be required to expand our transmission system according to decisions made by the RTO rather than our internal planning process; and we may experience other impacts on our operations, cash flows or financial position that will not be quantifiable until the final tariffs and other material terms of the RTO are known.

     Recent events in the energy markets that are beyond our control may have negative impacts on our business.

     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and rating agencies also have increased their level of scrutiny. We believe that we are in material compliance with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.

     Our results of operations can be adversely affected by milder weather.

     Weather conditions directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.

     If we are not able to access capital at competitive rates, our ability to implement our financial strategy will be adversely affected.

     We rely on access to short-term money markets, longer-term capital markets and the bank markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit ratings may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

•	an economic downturn;

•	capital market conditions generally;

•	the bankruptcy of an unrelated energy company;

•	increased market prices for electricity and gas;

•	terrorist attacks or threatened attacks on our facilities or those of unrelated energy companies; or

•	the overall health of the utility industry.

     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

•	increasing the cost of future debt financing;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

     A significant reduction in our credit ratings could materially and adversely affect our business, financial condition and results of operations.

     We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs, which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. In addition, borrowing costs under certain of our existing credit facilities depend on our credit ratings. A downgrade could also require us to provide additional support in the form of letters of credit or cash or other collateral to various counterparties. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from rating agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

     The use of derivative contracts in the normal course of our business and changing interest rates and market conditions could result in financial losses that negatively impact our results of operations.

     Our operations include managing market risks related to commodity prices and, subject to specified risk parameters, engaging in marketing and trading activities intended to profit from market price movements. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and emissions allowances and credits. We have established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.

     We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the majority of trading counterparties are rated as investment grade by the rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.

     Changing interest rates will affect interest paid on variable-rate debt and interest earned by our pension plan and nuclear decommissioning trust funds. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The pension plan is also impacted by the discount rate, which is the interest rate used to discount future pension obligations. Continuation of recent decreases in the discount rate would result in increases in pension costs, cash contributions, and charges to other comprehensive income. The pension plan and nuclear decommissioning trust funds also have risks associated with changing market values of equity investments. A significant portion of the pension costs and all of the nuclear decommissioning costs are recovered in regulated electricity prices.

     Actual results could differ from estimates used to prepare our financial statements.

     In preparing our financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and actual results could differ from those estimates. We consider the following accounting policies to be our most critical because of the uncertainties, judgments and complexities of the underlying accounting standards and operations involved.

•	Regulatory Accounting — Regulatory accounting allows for the actions of regulators, such as the ACC and the FERC, to be reflected in the financial statements. Their actions may cause us to capitalize costs that would otherwise be included as an expense in the current period by unregulated companies. If future recovery of costs ceases to be probable, the assets would be written off as a charge in current period earnings. We had $169 million of regulatory assets on our balance sheet at September 30, 2004.

•	Pensions and Other Postretirement Benefit Accounting - Changes in our actuarial assumptions used in calculating our pension and other postretirement benefit liability and expense can have a significant impact on our earnings, plan funding requirements and financial position. The most relevant actuarial assumptions are the discount rate used to measure our liability and net periodic cost, the expected long-term rate of return on plan assets used to estimate earnings on invested funds over the long-term, and the assumed healthcare cost trend rates. We review these assumptions on an annual basis and adjust them as necessary.

•	Derivative Accounting — Derivative accounting requires evaluation of rules that are complex and subject to varying interpretations. Our evaluation of these rules, as they apply to our contracts, will determine whether we use accrual accounting or fair value (mark-to-market) accounting. Mark-to-market accounting requires that changes in fair value be recorded in earnings or, if certain hedge accounting criteria are met, in common stock equity (as a component of other comprehensive income (loss)).

•	Mark-to-Market Accounting — The market value of our derivative contracts is not always readily determinable. In some cases, we use models and other valuation techniques to determine fair value. The use of these models and valuation techniques sometimes requires subjective and complex judgment. Actual results could differ from the results estimated through application of these methods. Our marketing and trading portfolio consists of structured activities hedged with a portfolio of forward purchases that protects the economic value of the sales transactions.

ABOUT THIS PROSPECTUS

     This prospectus is part of a shelf registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may offer up to $600,000,000 aggregate initial offering price of the debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer debt securities, we will provide you with a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any applicable pricing supplement will describe the specific terms of the debt securities being offered. The prospectus supplement and any applicable pricing supplement may also add to, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and in any supplement, you should rely on the information in the supplement. In addition, the registration statement filed with the SEC includes exhibits that provide more details about the debt securities. Please carefully read this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the information contained in the documents referred to under the heading “Where You Can Find More Information.” You should assume that the information appearing in this prospectus and any supplement to this prospectus is accurate only as of the dates on their covers. Our business, financial condition, results of operations, and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement, and the additional information described under the heading “Where You Can Find More Information” may contain forward-looking statements within the meaning of the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “predicts,” “should,” or similar expressions, we are making forward-looking statements.

     Forward-looking statements are not guarantees of performance. They involve risks, including those described under “Risk Factors” above, uncertainties, and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Except to the extent required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. These factors include, but are not limited to:

•	state and federal regulatory and legislative decisions and actions, including the outcome of the rate case we filed with the ACC on June 27, 2003 and the wholesale electric price mitigation plan adopted by the FERC;

•	the ongoing restructuring of the electric industry, including the introduction of retail electric competition in Arizona and decisions impacting wholesale competition;

•	the outcome of regulatory, legislative and judicial proceedings relating to the restructuring;

•	market prices for electricity and natural gas;

•	power plant performance and outages, including transmission outages and constraints;

•	weather variations affecting local and regional customer energy usage;

•	customer growth and energy usage;

•	regional economic and market conditions, including the results of litigation and other proceedings resulting from the California energy situation, volatile purchased power and fuel costs and the completion of generation and transmission construction in the region, which could affect customer growth and the cost of power supplies;

•	the cost of debt and equity capital and access to capital markets;

•	the uncertainty that current credit ratings will remain in effect for any given period of time;

•	our ability to compete successfully outside traditional regulated markets (including the wholesale market);

•	the performance of our marketing and trading activities due to volatile market liquidity and any deteriorating counterparty credit and the use of derivative contracts in our business (including the interpretation of the subjective and complex accounting rules related to these contracts);

•	changes in accounting principles generally accepted in the United States of America and the interpretation of those principles;

•	the performance of the stock market and the changing interest rate environment, which affect the amount of our required contributions to our pension plan and nuclear decommissioning trust funds, as well as our reported costs of providing pension and other postretirement benefits;

•	technological developments in the electric industry;

•	conservation programs; and

•	other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     You are cautioned not to put undue reliance on any forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for any forward-looking statements contained in this prospectus, including in the information incorporated by reference in this prospectus, and any prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

     We file annual, quarterly, and current reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site: http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room, which is located at Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available on the web site of our parent, Pinnacle West, at http://www.pinnaclewest.com. The other information on Pinnacle West’s web site is not a part of this prospectus or any prospectus supplement.

Incorporation by Reference

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, all documents we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement to which this prospectus relates and prior to the effectiveness of the registration statement and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all securities are sold under this prospectus, excluding, in each case, information deemed furnished and not filed.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, June 30 and September 30, 2004; and

•	Current Reports on Form 8-K filed January 9, January 28, January 29, February 4, April 21, May 7, June 2, June 23, June 28, July 29, August 18, October 22 and December 20, 2004.

You may request a copy of these filings and will receive a copy of these filings, at no cost, by writing or telephoning us at the following address:

Arizona Public Service Company Office of the Secretary Station 9068 P.O. Box 53999 Phoenix, Arizona 85072-3999 (602) 250-3252

BUSINESS OF ARIZONA PUBLIC SERVICE COMPANY

     We were incorporated in 1920 under the laws of Arizona and are a wholly-owned subsidiary of Pinnacle West. We are a vertically-integrated electric utility that provides either retail or wholesale electric service to most of the State of Arizona. Through our marketing and trading division, we generate, sell and deliver electricity to wholesale customers in the western United States. Our marketing and trading division also sells, in the wholesale market, the generation output of our affiliate, Pinnacle West Energy, that is not needed for our native load, which includes loads for retail customers and traditional cost-of-service wholesale customers. Our marketing and trading division focuses primarily on managing purchased power and fuel risks in connection with our costs of serving retail customer energy requirements. We do not distribute any products. We currently have more than 931,500 customers. Our principal executive offices are located at 400 North Fifth Street, Phoenix, Arizona 85004, and the telephone number is 602-250-1000.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of our earnings to fixed charges for each of the indicated periods (we have reclassified certain prior year amounts to conform to the current year presentation):

Nine Months
Ended	Twelve Months Ended
September 30,	December 31,
2004	2003	2002	2001	2000	1999
3.18	2.47	2.93	3.77	3.79	3.24

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations excluding extraordinary items and cumulative effect of change in accounting for derivatives, plus the amount of fixed charges as defined below. Fixed charges consist of: expensed interest; amortization of debt discount, premium and expense; and an estimate of interest implicit in rentals.

USE OF PROCEEDS

     We intend to use the net proceeds from the sale of these debt securities for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, the funding of working capital, and asset acquisitions. The specific use of proceeds from the sale of debt securities will be set forth in the prospectus supplement relating to each offering of debt securities.

DESCRIPTION OF DEBT SECURITIES

General

     The following description highlights the general terms of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which any of these general provisions will not apply.

     The debt securities will be our unsecured obligations. The debt securities may be issued in one or more new series under:

•	an Indenture, dated as of January 15, 1998, as amended from time to time, between JPMorgan Chase Bank, N.A. and us, in the case of senior debt securities; or

•	an Indenture, dated as of January 1, 1995, as amended from time to time, between The Bank of New York and us, in the case of subordinated debt securities.

     As of September 30, 2004, there was approximately $2.0 billion of debt outstanding under the senior debt securities indenture and there was no debt outstanding under the subordinated debt securities indenture, which are described above.

     We have summarized selected provisions of the Indentures below. The summary is not complete. We have filed the Indentures as exhibits to the registration statement. You should read the Indentures in their entirety, including the definitions, together with this prospectus and the prospectus supplement before you make any investment decision. Although separate Indentures are used for subordinated debt securities and senior debt securities, references to the “Indenture” and the description of the “Indenture” in this section apply to both Indentures, unless otherwise noted.

     You should refer to the prospectus supplement attached to this prospectus for the following information about a new series of debt securities:

•	title of the debt securities;

•	the aggregate principal amount of the debt securities or the series of which they are a part;

•	the date on which the debt securities mature;

•	the interest rate;

•	when the interest on the debt securities accrues and is payable;

•	the record dates for the payment of interest;

•	places where principal, premium, or interest will be payable;

•	periods within which, and prices at which, we can redeem debt securities at our option;

•	any obligation on our part to redeem or purchase debt securities pursuant to a sinking fund or at the option of the holder;

•	denominations and multiples at which debt securities will be issued if other than $1,000;

•	any index or formula from which the amount of principal or any premium or interest may be determined;

•	any allowance for alternative currencies and determination of value;

•	whether the debt securities are defeasible under the terms of the Indenture;

•	whether we are issuing the debt securities as global securities;

•	any additional or different events of default and any change in the right of the trustee or the holders to declare the principal amount due and payable if there is any default;

•	any addition to or change in the covenants in the Indenture; and

•	any other terms.

     We may sell the debt securities at a substantial discount below their principal amount. The prospectus supplement may describe special federal income tax considerations that apply to debt securities sold at an original issue discount or to debt securities that are denominated in a currency other than United States dollars.

     We must obtain the approval of the ACC, before incurring long-term debt. An existing ACC order allows us to have approximately $2.7 billion in principal amount of long-term debt outstanding at any one time, not including $500 million of long-term debt we issued on May 12, 2003, pursuant to a separate ACC order. We do not expect these orders to limit our ability to meet our capital requirements.

     Other than the protections described in this prospectus and in the related prospectus supplement, holders of debt securities would not be protected by the covenants in the Indenture from a highly-leveraged transaction.

Subordination

     The Indenture relating to the subordinated debt securities states that, unless otherwise provided in a supplemental indenture or a board resolution, the debt securities will be subordinate to all senior debt. This is true whether the senior debt is outstanding as of the date of the Indenture or is incurred afterwards. The balance of the information under this heading assumes that a supplemental indenture or a board resolution results in a series of debt securities being subordinated obligations.

     The Indenture states that we cannot make payments of principal, premium, or interest on the subordinated debt if:

•	the principal, premium or interest on senior debt is not paid when due and the applicable grace period for the default has ended and the default has not been cured or waived; or

•	the maturity of any senior debt has been accelerated because of a default.

     The Indenture provides that we must pay all senior debt in full before the holders of the subordinated debt securities may receive or retain any payment if our assets are distributed to our creditors upon any of the following:

•	dissolution;

•	winding-up;

•	liquidation;

•	reorganization, whether voluntary or involuntary;

•	bankruptcy;

•	insolvency;

•	receivership; or

•	any other proceedings.

     The Indenture provides that when all amounts owing on the senior debt are paid in full, the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior debt to receive payments or distributions applicable to senior debt.

     The Indenture defines senior debt as the principal, premium, interest and any other payment due under any of the following, whether outstanding at the date of the Indenture or thereafter incurred, created or assumed:

•	all of our debt evidenced by notes, debentures, bonds, or other securities we sell for money;

•	all debt of others of the kinds described in the preceding bullet point that we assume or guarantee in any manner; and

•	all renewals, extensions, or refundings of debt of the kinds described in either of the two preceding bullet points.

     However, the preceding will not be considered senior debt if the document creating the debt or the assumption or guarantee of the debt states that it is not superior to, or that it is on equal footing with, our subordinated debt securities.

     The Indenture does not limit the aggregate amount of senior debt that we may issue. As of September 30, 2004, there was approximately $2.7 billion of senior debt outstanding and there was no subordinated debt outstanding.

Form, Exchange, and Transfer

     Each series of debt securities will be issuable only in fully registered form and without coupons. In addition, unless otherwise specified in a prospectus supplement, the debt securities will be issued in denominations of $1,000 and multiples of $1,000. We, the trustee, and any of our agents may treat the registered holder of a debt security as the absolute owner for the purpose of making payments, giving notices, and for all other purposes.

     The holders of debt securities may exchange them for any other debt securities of the same series, in authorized denominations, and equal principal amount. However, this type of exchange will be subject to the terms of the Indenture and any limitations that apply to global securities.

     A holder may transfer debt securities by presenting the endorsed security at the office of a security registrar or at the office of any transfer agent we designate. The holder will not be charged for any exchange or registration of transfer, but we may require payment to cover any tax or other governmental charge in connection with the transaction. We have appointed the trustee under each Indenture as security registrar. A prospectus supplement will name any transfer agent we designate for any debt securities if different from the security registrar. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts at any time, except that we will maintain a transfer agent in each place of payment for debt securities.

     If the debt securities of any series are to be redeemed in part, we will not be required to do any of the following:

•	issue, register the transfer of, or exchange any debt securities of that series and/or tenor beginning 15 days before the day of mailing of a notice of redemption of any debt security that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt security selected for redemption, except for an unredeemed portion of a debt security that is being redeemed in part.

Payment and Paying Agents

     Unless otherwise indicated in the applicable prospectus supplement, we will pay interest on a debt security on any interest payment date to the person in whose name the debt security is registered.

     Unless otherwise indicated in the applicable prospectus supplement, the principal, premium, and interest on the debt securities of a particular series will be payable at the office of the paying agents that we may designate. However, we may pay any interest by check mailed to the address, as it appears in the security register, of the person entitled to that interest. Also, unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee in The City of New York will be our sole paying agent for payments with respect to debt securities of each series. Any other paying agent that we initially designate for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will maintain a paying agent in each place of payment for the debt securities of a particular series.

     All money that we pay to a paying agent for the payment of the principal, premium, or interest on any debt security that remains unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the debt security may look only to us for payment.

Consolidation, Merger, and Sale of Assets

     Unless otherwise indicated in the applicable prospectus supplement, we may not:

•	consolidate with or merge into any other entity;

•	convey, transfer, or lease our properties and assets substantially as an entirety to any entity; or

•	permit any entity to consolidate with or merge into us or convey, transfer, or lease its properties and assets substantially as an entirety to us,

     unless the following conditions are met:

•	the successor entity is a corporation, partnership, unincorporated organization or trust organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the Indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	other conditions are met.

     Upon any merger, consolidation, or transfer or lease of properties, the successor person will be substituted for us under the Indenture, and, thereafter, except in the case of a lease, we will be relieved of all obligations and covenants under the Indenture and the debt securities.

Events of Default

     Each of the following will be an event of default under the Indenture with respect to debt securities of any series:

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to pay any interest on any debt securities of that series when due, and the continuance of that failure for 30 days;

•	our failure to deposit any sinking fund payment, when due, in respect of any debt securities of that series;

•	our failure to perform any of our other covenants in the Indenture relating to that series and the continuance of that failure for 90 days after written notice has been given by the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series;

•	bankruptcy, insolvency, or reorganization events involving us; and

•	any other event of default for that series described in the applicable prospectus supplement.

     If an event of default occurs and is continuing, other than an event of default relating to bankruptcy, insolvency, or reorganization, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series may declare the principal amount of the debt securities of that series to be due and payable immediately. In the case of any debt security that is an original issue discount security or the principal amount of which is not then determinable, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the portion of the principal amount of the debt security specified in the terms of such debt security to be immediately due and payable upon an event of default.

     If an event of default involving bankruptcy, insolvency, or reorganization occurs, the principal amount of all the debt securities of the affected series will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

     The trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. Subject to provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

     No holder of a debt security of any series will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

•	the holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and the holder or holders have offered reasonable indemnity, to the trustee to institute the proceeding as trustee; and

•	the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with the request within 60 days after the notice, request, and offer of indemnity.

The limitations provided above do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal, premium, or interest on the debt security on or after the applicable due date.

     We are required to furnish to the trustee annually a certificate of various officers stating whether or not we are in default in the performance or observance of any of the terms, provisions, and conditions of the Indenture and, if so, specifying all known defaults.

Modification and Waiver

     In limited cases we and the trustee may make modifications and amendments to the Indenture without the consent of the holders of any series of debt securities. We and the trustee may also make modifications and amendments to the Indenture with the consent of the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, without the consent of the holder of each outstanding debt security affected, no modification or amendment may:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of the security;

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or is necessary for waiver of compliance with certain provisions of the Indenture or of certain defaults, or modify the provisions of the Indenture relating to modification and waiver.

     In general, compliance with certain restrictive provisions of the Indenture may be waived by the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of any series. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the Indenture, except:

•	a default in the payment of principal, premium, or interest; and

•	a default under covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each outstanding debt security of the affected series.

     In determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver, or other action under the Indenture as of any date:

•	the principal amount of an outstanding original issue discount security will be the amount of the principal that would be due and payable upon acceleration of the maturity on that date,

•	if the principal amount payable at the stated maturity of a debt security is not determinable, the principal amount of the outstanding debt security will be an amount determined in the manner prescribed for the debt security; and

•	the principal amount of an outstanding debt security denominated in one or more foreign currencies will be the U.S. dollar equivalent of the principal amount of the debt security or, in the case of a debt security described in the previous bullet point above, the amount described in that bullet point.

     If debt securities have been fully defeased or if we have deposited money with the trustee to redeem debt securities, they will not be considered outstanding.

     Except in limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver, or other action under the Indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or any other shorter period that we may specify. The period may be shortened or lengthened, but not beyond 180 days.

Defeasance and Covenant Defeasance

     We may elect to have the provisions of the Indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants in the Indenture, applied to the debt securities of any series, or to any specified part of a series. The prospectus supplement used in connection with the offering of any debt securities will state whether we can make these elections for that series.

     Defeasance and Discharge

     We will be discharged from all of our obligations with respect to the debt securities of a series if we deposit with the trustee money in an amount sufficient to pay the principal, premium, and interest on the debt securities of that series when due in accordance with the terms of the Indenture and the debt securities. We can also deposit securities that will provide the necessary monies. However, we will not be discharged from the obligations to exchange or register the transfer of debt securities, to replace stolen, lost, or mutilated debt securities, to maintain paying agencies, and to hold moneys for payment in trust. The defeasance or discharge may occur only if we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities:

•	will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance, and discharge; and

•	will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if the deposit, defeasance, and discharge were not to occur.

     Defeasance of Covenants

     We may elect to omit compliance with restrictive covenants in the Indenture and any additional covenants that may be described in the applicable prospectus supplement for a series of debt securities. This election will preclude some actions from being considered defaults under the Indenture for the applicable series. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of debt securities, funds in an amount sufficient to pay the principal, premium and interest on the debt securities of the applicable series. We may also deposit securities that will provide the necessary monies. We will also be required to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. If we exercise this option with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of any event of default, the amount of funds deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on the debt securities on any acceleration resulting from an event of default. In that case, we would remain liable for the additional payments.

Governing Law

     The law of the State of New York will govern the Indenture and the debt securities.

GLOBAL SECURITIES

     Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities, which will have an aggregate principal amount equal to that of the debt securities they represent. We will register each global security in the name of a depositary or nominee identified in a prospectus supplement and deposit the global security with the depositary or nominee. Each global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and other matters specified in a supplemental indenture to the Indenture.

     No global security may be exchanged for debt securities registered, and no transfer of a global security may be registered, in the name of any person other than the depositary for the global security or any nominee of the depositary, unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary;

•	a default has occurred and is continuing with respect to the debt securities represented by the global security; or

•	any other circumstances exist that may be described in the applicable supplemental indenture and prospectus supplement.

     We will register all securities issued in exchange for a global security or any portion of a global security in the names specified by the depositary.

     As long as the depositary or its nominee is the registered holder of a global security, the depositary or nominee will be considered the sole owner and holder of the global security and the debt securities that it represents. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not:

•	be entitled to have the global security or debt securities registered in their names;

•	receive or be entitled to receive physical delivery of certificated debt securities in exchange for a global security; and

•	be considered to be the owners or holders of the global security or any debt securities for any purpose under the Indenture.

     We will make all payments of principal, premium, and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that purchasers of securities take physical delivery of securities in definitive form. These laws make it difficult to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, referred to as Participants, and to persons that may hold beneficial interests through Participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its Participants. Ownership of beneficial interests in a global security will only be shown on records maintained by the depositary or the Participant. Likewise, the transfer of ownership interests will be effected only through the same records. Payments, transfers, exchanges, and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our agents will have responsibility or liability for any aspect of the depositary’s or any Participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising, or reviewing any records relating to the beneficial interests.

REGARDING THE TRUSTEES

     JPMorgan Chase Bank, N. A. is the trustee under the Indenture relating to the senior debt securities. We and our affiliates maintain normal commercial and banking relationships with JPMorgan Chase Bank, N.A. In addition, an affiliate of JPMorgan Chase Bank, N.A. is the owner participant under a trust to which we sold and leased back a portion of Palo Verde Unit 2. In the future JPMorgan Chase Bank, N.A. and its affiliates may provide banking, investment and other services to us and our affiliates.

     The Bank of New York is the trustee under the Indenture relating to the subordinated debt securities and under our senior note indenture. It is also trustee of Pinnacle West’s pension plan and under various indentures covering securities issued by our affiliates or on our behalf. We and our affiliates maintain normal commercial and banking relationships with The Bank of New York, including The Bank of New York serving as transfer agent and registrar for Pinnacle West’s common stock. In the future The Bank of New York and its affiliates may provide banking, investment and other services to us and our affiliates.

PLAN OF DISTRIBUTION

     We may sell the debt securities to one or more underwriters for public offering and sale by them or may sell the debt securities to investors through agents or dealers. Any underwriter or agent involved in the offer and sale of the debt securities will be named in the applicable prospectus supplement. We also reserve the right to sell debt securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

     Underwriters may offer and sell the debt securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the debt securities upon the terms and conditions set forth in any prospectus supplement. In connection with the sale of the debt securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agent.

     If a dealer is utilized in the sale of the debt securities in respect of which this prospectus is delivered, we may sell the debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

     Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the debt securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the debt securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for certain expenses. Unless otherwise indicated in the prospectus supplement, any agreement we enter into with the underwriters will provide that the obligations of any underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriter or underwriters are obligated to purchase all of the debt securities offered in the prospectus supplement if any are purchased.

     In connection with underwritten offerings of debt securities, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the debt securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered debt securities originally sold by the syndicate member are purchased in syndicate covering transactions.

     These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities, or to continue the activities if commenced.

     The debt securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the debt securities remarketed by them. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act.

     The debt securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for any of the debt securities.

     One or more of the underwriters, and/or one or more of their respective affiliates, may be a lender under our credit agreements or those of our affiliates and may provide other commercial banking, investment banking and other services to us and/or our affiliates in the ordinary course of business.

EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Arizona Public Service Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in 2003 in the method of accounting for non-trading derivatives and to the change in 2001 in the method of accounting for derivatives and hedging activities), which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

     Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004, will opine on the validity of the debt securities. We currently anticipate that Pillsbury Winthrop LLP, 1540 Broadway, New York, New York 10036, will opine on the validity of the debt securities for any underwriters of the debt securities. In giving their opinions, Pillsbury Winthrop LLP and Snell & Wilmer L.L.P. may rely as to matters of New Mexico law upon the opinion of Keleher & McLeod, P.A., Albuquerque Plaza, 201 Third NW, 12th Floor, Albuquerque, New Mexico 87102. Snell & Wilmer L.L.P. may rely as to all matters of New York law upon the opinion of Pillsbury Winthrop LLP. Pillsbury Winthrop LLP may rely as to all matters of Arizona law upon the opinion of Snell & Wilmer L.L.P.

$600,000,000

ARIZONA PUBLIC SERVICE COMPANY

DEBT SECURITIES

APS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee	$47,080
Printing, engraving, and postage expenses	10,000	*
Legal fees	150,000	*
Accounting fees	200,000	*
Rating Agency fees	237,000	*
Trustee’s fees and expenses	10,000	*
Blue Sky fees and expenses	30,000	*
Miscellaneous	5,920	*

Total	$690,000	*

*Estimated.

Item 15. Indemnification of Directors and Officers.

     The Arizona Business Corporation Act (the “ABCA”) permits extensive indemnification of present and former directors, officers, employees or agents of an Arizona corporation, whether or not authority for such indemnification is contained in the indemnifying corporation’s articles of incorporation or bylaws. Specific authority for indemnification of present and former directors and officers is contained in Article Fifth of our Articles of Incorporation. This provision permits us to indemnify our current and former directors and officers if the board determines in good faith that the person did not act, fail to act or refuse to act willfully or with gross negligence or with fraudulent or criminal intent. In addition, Section 7.01 of our Bylaws provides that we will indemnify present and former directors and officers to the fullest extent permitted by applicable law.

     Under the ABCA, in order for a corporation to indemnify a director or officer, a majority of the corporation’s disinterested directors, special legal counsel, or the shareholders must find that the conduct of the individual to be indemnified was in good faith and that the individual reasonably believed that the conduct was in the corporation’s best interests (in the case of conduct in an “official capacity” with the corporation) or that the conduct was at least not opposed to the corporation’s best interests (in all other cases). In the case of any criminal proceeding, the finding must be to the effect that the individual had no reasonable cause to believe the conduct was unlawful. Indemnification is permitted with respect to expenses, judgments, fines, and amounts paid in settlement by such individuals. However, a corporation cannot indemnify a director in the cases noted in clause (ii) of the second sentence of the following paragraph. Broader indemnification is allowed, with certain limitations, for a director as provided in a corporation’s articles of incorporation, and for an officer who is not also a director or where the basis on which the officer was made a party to the proceeding is an act or omission solely as an officer, as provided in the articles of incorporation, bylaws, a resolution of the board of directors or a contract.

     Indemnification under the ABCA is permissive, except in the event of a successful defense, in which case a director or officer must be indemnified against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. In addition, the ABCA requires Arizona corporations to indemnify any “outside director” (a director who is not an officer, employee or holder of more than five percent of any class of the corporation’s stock or the stock of any affiliate of the corporation) against liability unless (i) the corporation’s articles of incorporation limit such indemnification, (ii) the director is adjudged liable in a proceeding by or in the right of the corporation or in any other proceeding charging improper financial benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that the financial benefit was improperly received by the director, or (iii) a court determines, before payment to the outside director, that the director failed to meet the standards of conduct described in the preceding paragraph. With certain limitations, a court may also order that an individual be indemnified if the court finds that the individual is fairly and reasonably entitled to indemnification in light of all of the relevant circumstances, whether or not the individual has met the standards of conduct in this and the preceding paragraph or was adjudged liable as described above.

     In connection with the offering made by the prospectus which is a part of this registration statement, as it may be amended or supplemented, the underwriters of the debt securities, pursuant to the relevant underwriting agreement, will severally agree to indemnify and hold harmless us, each of our directors, each of our officers who has signed this registration statement, and each person, if any, who controls us within the meaning of the Securities Act of 1933, as amended (the “Act”), against certain losses, claims, damages, or liabilities, including liabilities under the Act, that arise out of or are based upon written information furnished by such underwriters to us for use in this registration statement or in such prospectus.

     Insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on our part out of the foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

     For information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 below.

Item 16. List of Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement for Debt Securities

4.1	Form(s) of Supplemental Indenture relating to Debt Securities (to be filed as Exhibit(s) by means of Form 8-K)

4.2	Specimen(s) of Debt Securities (to be filed as Exhibit (s) by means of Form 8-K)

5.1	Opinion of Snell & Wilmer L.L.P.

5.2	Opinion of Pillsbury Winthrop LLP

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Deloitte & Touche LLP

23.2	Independent Accountants’ Consent

23.3	Consent of Snell & Wilmer L.L.P. (included in Opinion filed as Exhibit No. 5.1)

23.4	Consent of Pillsbury Winthrop LLP (included in Opinion filed as Exhibit No. 5.2)

24.1	Power of Attorney (see signature page)

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee under the Indenture relating to the subordinated Debt Securities

25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, N.A., as Trustee under the Indenture relating to the senior Debt Securities

     In addition to those Exhibits shown above, the Company hereby incorporates the following Exhibits pursuant to Rule 411 of Regulation C promulgated under the Act by reference to the filings set forth below:

Exhibit		Previously Filed		Date
No.	Description	as Exhibit:	File No.[a]	Effective
4.3	Indenture dated as of January 1, 1995 among the Company and The Bank of New York, as Trustee, relating to subordinated Debt Securities	4.6 to Registration Statement Nos. 33-61228 and 33-55473 by means of January 1, 1995 Form 8-K Report	1-4473	1-11-95

4.4	First Supplemental Indenture dated as of January 1, 1995, relating to the issuance of $75,000,000 of 10% Junior Subordinated Deferrable Interest Debentures, Series A, Due 2025	4.4 to Registration Statement Nos. 33-61228 and 33-55473 by means of January 1, 1995 Form 8-K Report	1-4473	1-11-95

4.5	Indenture dated as of January 15, 1998 among the Company and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as Trustee, relating to Senior Debt Securities	4.10 to Registration Statement Nos. 333-15379 and 333- 27551 by means of January 13, 1998 Form 8-K Report	1-4473	1-16-98

4.6	First Supplemental Indenture dated as of January 15, 1998, relating to the issuance of $100,000,000 of 6-1/4% Notes Due 2005	4.3 to Registration Statement Nos. 333-15479 and 333- 27551 by means of January 13, 1998 Form 8-K Report	1-4473	1-16-98

4.7	Second Supplemental Indenture dated as of February 15, 1999	4.3 to Registration Statement Nos. 333-27551 and 333- 58445 by means of February 18, 1999 Form 8-K Report	1-4473	2-22-99

4.8	Third Supplemental Indenture dated as of November 1, 1999	4.5 to Registration Statement No. 333-58445 by means of November 2, 1999 Form 8-K Report	1-4473	11-5-99

4.9	Fourth Supplemental Indenture dated as of August 1, 2000	4.1 to Registration Statement Nos. 333-58445 and 333-94277 by means of August 2, 2000 Form 8-K Report	1-4473	8-4-00

4.10	Fifth Supplemental Indenture dated as of October 1, 2001	4.1 to September 2001 Form 10-Q Report	1-4473	11-6-01

Exhibit		Previously Filed		Date
No.	Description	as Exhibit:	File No.[a]	Effective
4.11	Sixth Supplemental Indenture dated as of March 1, 2002	4.1 to Registration Statement Nos. 333-63994 and 333-83398 by means of February 26, 2002 Form 8-K Report	1-4473	2-28-02

4.12	Seventh Supplemental Indenture dated as of May 1, 2003	4.1 to Registration Statement No. 333-90824 by means of May 7, 2003 Form 8-K Report	1-4473	5-9-03

4.13	Eighth Supplemental Indenture dated as of June 15, 2004	4.1 to Registration Statement No. 333-106772 by means of June 24, 2004 Form 8-K Report	1-4473	6-28-04

[a]Reports filed under File No. 1-4473 were filed in the office of the Securities and Exchange Commission located in Washington, D.C.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, reasonably believes that the security rating requirement contained in Transaction Requirement B.2 of Form S-3 will be met by the time of the sale of any subordinated debt securities registered hereunder and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on the 21st day of December, 2004.

ARIZONA PUBLIC SERVICE COMPANY

By	/s/ Jack E. Davis

(Jack E. Davis, President and
Chief Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Donald E. Brandt, Chris N. Froggatt and Barbara M. Gomez and each of them, as attorneys-in-fact, to sign in his or her name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments, to this registration statement, and any related Rule 462(b) registration statement or amendment thereto.

Signature	Title	Date
/s/ William J. Post	Director	December 21, 2004

(William J. Post, Chairman
of the Board of Directors)

/s/ Jack E. Davis	Principal Executive Officer	December 21, 2004
and Director
(Jack E. Davis, President and Chief Executive Officer)

/s/ Donald E. Brandt	Principal Financial Officer	December 21, 2004
(Donald E. Brandt, Executive Vice President and Chief Financial Officer)

/s/ Chris N. Froggatt	Principal Accounting Officer	December 21, 2004

(Chris N. Froggatt, Vice President and Controller)

/s/ Edward N. Basha, Jr.	Director	December 21, 2004

(Edward N. Basha, Jr.)

/s/ Michael L. Gallagher	Director	December 21, 2004

(Michael L. Gallagher)

Signature	Title	Date
/s/ Pamela Grant	Director	December 21, 2004

(Pamela Grant)

/s/ Roy A. Herberger, Jr.	Director	December 21, 2004

(Roy A. Herberger, Jr.)

/s/ Martha O. Hesse	Director	December 21, 2004

(Martha O. Hesse)

/s/ William S. Jamieson, Jr.	Director	December 21, 2004

(William S. Jamieson, Jr.)

/s/ Humberto S. Lopez	Director	December 21, 2004

(Humberto S. Lopez)

/s/ Kathryn L. Munro	Director	December 21, 2004

(Kathryn L. Munro)

/s/ Bruce J. Nordstrom	Director	December 21, 2004

(Bruce J. Nordstrom)

/s/ William L. Stewart	Director	December 21, 2004

(William L. Stewart)

Exhibit No.	Index to Exhibits
1.1	Form of Underwriting Agreement for Debt Securities

4.1	Form(s) of Supplemental Indenture relating to Debt Securities (to be filed as Exhibit(s) by means of Form 8-K)

4.2	Specimen(s) of Debt Securities (to be filed as Exhibit (s) by means of Form 8-K)

5.1	Opinion of Snell & Wilmer L.L.P.

5.2	Opinion of Pillsbury Winthrop LLP

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Deloitte & Touche LLP

23.2	Independent Accountants’ Consent

23.3	Consent of Snell & Wilmer L.L.P. (included in Opinion filed as Exhibit No. 5.1)

23.4	Consent of Pillsbury Winthrop LLP (included in Opinion filed as Exhibit No. 5.2)

24.1	Power of Attorney (see signature page)

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee under the Indenture relating to the subordinated Debt Securities

25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, N.A., as Trustee under the Indenture relating to the senior Debt Securities

For a description of the Exhibits incorporated in this filing by reference, see Item 16.